SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 10, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Buenos Aires, May 10, 2007

To:
Bolsa de Comercio de Buenos Aires

Re.: Sect. 63 Quotation Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Section 63 of the rules and regulations in force, we furnish the following information in connection with the quarterly balance sheet for the period ended March 31, 2007:

Expressed in AR$

1) Income of the Period - Earnings
Ordinary - Earnings	123,175
Special	0
Total	123,175

2) Shareholders’ Equity
Capital Stock	683,943
Premium on share issue	394,500
Shareholders’ Equity adjustments	4,511
Legal reserve	297,845
Optional reserve	211
Retained Income - Earnings	1,057,142
Total Shareholders’ Equity	2,438,152

The Notes to the Financial Statements include a detailed description of the effect caused by the application of Law No. 25561, the Decrees of the Argentine Executive Power, the Resolutions issued by the Ministry of Economy and the Communications issued by the Central Bank of the Republic of Argentina.

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,469,149	234,365,387	244,834,536	35,80
Others	766,521	438,342,380	439,108,901	64.20
Total	11,235,670	672,707,767	683,943,437	100.00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The controlling group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735, Capital Federal and Messrs. Carballo and Brito Devoto are domiciled at Sarmiento 447, Capital Federal.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 10, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini Title: Attorney-in-fact